Filed Pursuant to Rule 424(b)(2)

Registration Statement No. 333-219206

The information in this preliminary pricing supplement is not complete and may be changed. This preliminary pricing supplement is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion. Dated September 15, 2017.

GS Finance Corp. $ Buffered Digital Currency-Linked Notes due guaranteed by The Goldman Sachs Group, Inc.

The notes will not bear interest.  The amount that you will be paid on your notes on the stated maturity date (expected to be the third scheduled business day after the determination date) will be based on the performance of the following equally weighted exchange rates: Mexican Peso (peso)/U.S. Dollar (dollar), South African Rand (rand)/U.S. Dollar and Turkish Lira (lira)/U.S. Dollar. Each basket exchange rate will be measured from the trade date to and including the determination date (expected to be between 18 and 21 months after the trade date) and is expressed as the number of dollars needed to buy one unit of the relevant currency (peso, rand and lira).

By purchasing this note, you are taking the view that the basket return (defined below) will be positive, which means that the final basket level has increased from the initial basket level because the sum of the currency returns (defined below) for the basket exchange rates is positive.  A currency return will be positive if it takes a greater number of dollars to purchase one unit of the relevant foreign currency on the determination date than on the trade date.  If the basket return is positive or zero, at maturity you will receive, for each $1,000 face amount of your notes, the greater of (i) the threshold settlement amount of between $1,108.3 and $1,127.3 or (ii) $1,000 plus $1,000 times the basket return. If the basket return is negative, but not below -20%, you will receive the face amount of your notes. If the basket return is less than -20%, you will receive less than the face amount of your notes and may lose your entire investment in the notes.

We will calculate the basket return by subtracting the initial basket level from the final basket level and dividing the resulting number by the initial basket level and expressing this result as a percentage.  The initial basket level is set at 100.  The final basket level will equal the sum of (i) 100 plus (ii) 100 times the sum of the products of, for each basket exchange rate, (a) the applicable currency return times (b) 1/3.  The currency return for each basket exchange rate will equal (i) the applicable final exchange rate minus the applicable initial exchange rate divided by (ii) such initial exchange rate.  The initial exchange rate for each basket exchange rate will be set on the trade date and the final exchange rate will be determined on the determination date.

At maturity, for each $1,000 face amount of your notes you will receive an amount in cash equal to:

•            if the basket return is zero or positive (the final basket level is greater than or equal to the initial basket level), the greater of (i) the threshold settlement amount (set on the trade date, expected to be between $1,108.3 and $1,127.3) and (ii) the sum of (a) $1,000 plus (b) the product of (1) $1,000 times (2) the basket return;

•            if the basket return is negative but not below -20% (the final basket level is less than the initial basket level, but not by more than 20%), $1,000; or

•            if the basket return is negative and is below -20% (the final basket level is less than the initial basket level by more than 20%), the sum of (i) $1,000 plus (ii) the product of (a) $1,000 times (b) the sum of the basket return plus 20% times (c) 1.25. You will receive less than the face amount of your notes.

You should read the disclosure herein to better understand the terms and risks of your investment, including the credit risk of GS Finance Corp. and The Goldman Sachs Group, Inc. See page PS-15.

The estimated value of your notes at the time the terms of your notes are set on the trade date is expected to be between $950 and $980 per $1,000 face amount. For a discussion of the estimated value and the price at which Goldman Sachs & Co. LLC would initially buy or sell your notes, if it makes a market in the notes, see the following page.

Original issue date:	expected to be , 2017	Original issue price:	100% of the face amount
Underwriting discount:	% of the face amount	Net proceeds to the issuer:	% of the face amount

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense. The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

Goldman Sachs & Co. LLC

Pricing Supplement No.     dated         , 2017.

The issue price, underwriting discount and net proceeds listed above relate to the notes we sell initially. We may decide to sell additional notes after the date of this pricing supplement, at issue prices and with underwriting discounts and net proceeds that differ from the amounts set forth above. The return (whether positive or negative) on your investment in notes will depend in part on the issue price you pay for such notes.

GS Finance Corp. may use this prospectus in the initial sale of the notes. In addition, Goldman Sachs & Co. LLC or any other affiliate of GS Finance Corp. may use this prospectus in a market-making transaction in a note after its initial sale. Unless GS Finance Corp. or its agent informs the purchaser otherwise in the confirmation of sale, this prospectus is being used in a market-making transaction.

Estimated Value of Your Notes

The estimated value of your notes at the time the terms of your notes are set on the trade date (as determined by reference to pricing models used by Goldman Sachs & Co. LLC (GS&Co.) and taking into account our credit spreads) is expected to be between $950 and $980 per $1,000 face amount, which is less than the original issue price. The value of your notes at any time will reflect many factors and cannot be predicted; however, the price (not including GS&Co.’s customary bid and ask spreads) at which GS&Co. would initially buy or sell notes (if it makes a market, which it is not obligated to do) and the value that GS&Co. will initially use for account statements and otherwise is equal to approximately the estimated value of your notes at the time of pricing, plus an additional amount (initially equal to $    per $1,000 face amount).

Prior to        , the price (not including GS&Co.’s customary bid and ask spreads) at which GS&Co. would buy or sell your notes (if it makes a market, which it is not obligated to do) will equal approximately the sum of (a) the then-current estimated value of your notes (as determined by reference to GS&Co.’s pricing models) plus (b) any remaining additional amount (the additional amount will decline to zero on a straight-line basis from the time of pricing through         ). On and after        , the price (not including GS&Co.’s customary bid and ask spreads) at which GS&Co. would buy or sell your notes (if it makes a market) will equal approximately the then-current estimated value of your notes determined by reference to such pricing models.

About Your Notes

The notes are part of the Medium-Term Notes, Series E program of GS Finance Corp. and are fully and unconditionally guaranteed by The Goldman Sachs Group, Inc. This prospectus includes this pricing supplement and the accompanying documents listed below. This pricing supplement constitutes a supplement to the documents listed below and should be read in conjunction with such documents:

•                  Currency terms supplement no. 1,736 dated July 10, 2017

•                  Prospectus supplement dated July 10, 2017

•                  Prospectus dated July 10, 2017

The information in this pricing supplement supersedes any conflicting information in the documents listed above. In addition, some of the terms or features described in the listed documents may not apply to your notes.

SUMMARY INFORMATION

We refer to the notes we are offering by this pricing supplement as the “offered notes” or the “notes”. Each of the offered notes has the terms described below. Please note that in this pricing supplement, references to “GS Finance Corp.”, “we”, “our” and “us” mean only GS Finance Corp. and do not include its subsidiaries or affiliates, references to “The Goldman Sachs Group, Inc.”, our parent company, mean only The Goldman Sachs Group, Inc. and do not include its subsidiaries or affiliates and references to “Goldman Sachs” mean The Goldman Sachs Group, Inc. together with its consolidated subsidiaries and affiliates, including us. Also, references to the “accompanying prospectus” mean the accompanying prospectus, dated July 10, 2017, references to the “accompanying prospectus supplement” mean the accompanying prospectus supplement, dated July 10, 2017, for Medium-Term Notes, Series E and references to the “accompanying currency terms supplement no. 1,736” mean the accompanying currency terms supplement no. 1,736, dated July 10, 2017, in each case of GS Finance Corp. and The Goldman Sachs Group, Inc. The notes will be issued under the senior debt indenture, dated as of October 10, 2008, as supplemented by the First Supplemental Indenture, dated as of February 20, 2015, each among us, as issuer, The Goldman Sachs Group, Inc., as guarantor, and The Bank of New York Mellon, as trustee. This indenture is referred to as the “GSFC 2008 indenture” in the accompanying prospectus supplement.

This section is meant as a summary and should be read in conjunction with the section entitled “Supplemental Terms of the Notes” on page S-14 of the accompanying currency terms supplement no. 1,736. Please note that certain features, as noted below, described in the currency terms supplement no. 1,736 are not applicable to the notes. This pricing supplement supersedes any conflicting provisions of the accompanying currency terms supplement no. 1,736.

Key Terms

Issuer: GS Finance Corp.

Guarantor:  The Goldman Sachs Group, Inc.

Face amount: each note will have a face amount of $1,000; $            in the aggregate for all the offered notes; the aggregate face amount of the offered notes may be increased if the issuer, at its sole option, decides to sell an additional amount of the offered notes on a date subsequent to the date of this pricing supplement

Basket exchange rates:  the Mexican peso/U.S. dollar (MXNUSD), the South African rand/U.S. dollar (ZARUSD) and the Turkish lira/U.S. dollar (TRYUSD) exchange rates, expressed as the U.S. dollar (USD) value of one unit of the applicable foreign currency

Purchase at amount other than face amount: the amount we will pay you at the stated maturity date for your notes will not be adjusted based on the issue price you pay for your notes, so if you acquire notes at a premium (or discount) to face amount and hold them to the stated maturity date, it could affect your investment in a number of ways. The return on your investment in such notes will be lower (or higher) than it would have been had you purchased the notes at face amount. Also, the stated buffer level would not offer the same measure of protection to your investment as would be the case if you had purchased the notes at face amount. See “Additional Risk Factors Specific to Your Notes — If You Purchase Your Notes at a Premium to Face Amount, the Return on Your Investment Will Be Lower Than the Return on Notes Purchased at Face Amount and the Impact of Certain Key Terms of the Notes Will be Negatively Affected” on page PS-17 of this pricing supplement

Supplemental discussion of U.S. federal income tax consequences:  you will be obligated pursuant to the terms of the notes — in the absence of a change in law, an administrative determination or a judicial ruling to the contrary — to characterize each note for all tax purposes as a pre-paid derivative contract in respect of the basket exchange rates, as described under “Supplemental Discussion of Federal Income Tax Consequences” on page S-35 of the accompanying currency terms supplement no. 1,736.  Pursuant to this approach, it is the opinion of Sidley Austin LLP that upon the sale, exchange or maturity of your notes, it would be reasonable for you to recognize gain or loss equal to the difference, if any, between the amount of cash you receive at such time and your tax basis in your notes.  Pursuant to Treasury regulations, Foreign Account Tax Compliance Act (FATCA) withholding (as described in “United States Taxation—Taxation of Debt Securities—Foreign Account Tax Compliance Act (FATCA) Withholding” in the accompanying prospectus and “Supplemental Discussion of Federal Income Tax Consequences — Foreign Account Tax Compliance Act (FATCA) Withholding” in the accompanying currency terms supplement no. 1,736) will generally apply to obligations that are issued on or after July 1, 2014; therefore, the notes will generally be subject to FATCA withholding. However, according to published guidance, the withholding tax described above will not apply to payments of gross proceeds from the sale, exchange or other disposition of the notes made before January 1, 2019.

Cash settlement amount (on the stated maturity date): for each $1,000 face amount of your notes, we will pay you an amount in cash equal to:

•                  if the final basket level is greater than or equal to the threshold level, the greater of (i) the threshold settlement amount and (ii) the sum of (a) $1,000 plus (b) the product of (1) $1,000 times (2) the basket return;

•                  if the final basket level is less than the threshold level but greater than or equal to the buffer level, $1,000; or

•                  if the final basket level is less than the buffer level, the sum of (i) $1,000 plus (ii) the product of (a) $1,000 times (b) the sum of the basket return plus the buffer amount times (c) the buffer rate.

Threshold level: 100% of the initial basket level

Threshold settlement amount (to be set on the trade date):  expected to be between $1,108.3 and $1,127.3

Buffer level: 80% of the initial basket level

Buffer amount:  20%

Buffer rate:  the quotient of the initial basket level divided by the buffer level, which equals 125%

Initial exchange rates (to be set on the trade date):

Basket Exchange Rate	Initial Exchange Rate

MXNUSD
ZARUSD
TRYUSD

Final exchange rate: with respect to a basket exchange rate, the level of such basket exchange rate on the determination date, determined by reference to the relevant source set forth below, except in the limited circumstances described under “Supplemental Terms of the Notes — Consequences of a Non-Fixing Day — Notes Linked to a Basket of Exchange Rates or the Lesser Performing of Two or More Exchange Rates” beginning on page S-24 of the accompanying currency terms supplement no. 1,736

Relevant source: the MXNUSD exchange rate (expressed as the dollar value of one peso) will be determined by reference to the rate for settlement in two business days published by WM Company which appears on the Reuters Page “WMRSPOT10” under the caption “MID” that is available at approximately 4:00 p.m., London time (or any successor or replacement service or page); the ZARUSD exchange rate (expressed as the dollar value of one rand) will be determined by reference to the rate for settlement in two business days published by WM Company which appears on the Reuters Page “WMRSPOT17” under the caption “MID” that is available at approximately 4:00 p.m., London time (or any successor or replacement service or page); the TRYUSD exchange rate (expressed as the dollar value of one lira) will be determined by reference to the rate for settlement in one business day published by WM Company which appears on the Reuters Page “WMRSPOT07” under the caption “MID” that is available at approximately 4:00 p.m., London time (or any successor or replacement service or page). As each of the relevant sources referenced above provides an exchange rate reflecting the relevant currency value (peso, rand or lira) of one dollar, the calculation agent will convert such exchange rate to represent the dollar value of one unit of the relevant currency (peso, rand or lira).

Initial basket level:  100

Final basket level:  the final basket level will equal the sum of (i) 100 plus (ii) 100 times the sum of the products of, for each basket exchange rate, (a) the applicable currency return times (b) the applicable basket weighting, as determined by the calculation agent on the determination date, subject to the circumstances described under “Supplemental Terms of the Notes — Consequences of a Non-Fixing Day — Notes Linked to a Basket of Exchange Rates or the Lesser Performing of Two or More Exchange Rates” on page S-24 of the accompanying currency terms supplement no. 1,736

Currency return:  for each basket exchange rate, (i) the applicable final exchange rate minus the applicable initial exchange rate divided by (ii) such initial exchange rate

Basket weightings:  the basket exchange rates are equally weighted as set forth in the table below:

Basket Exchange Rate	Weight in Basket

MXNUSD	33 1/3%
ZARUSD	33 1/3%
TRYUSD	33 1/3%

Basket return:  the quotient of (1) the final basket level minus the initial basket level divided by (2) the initial basket level, expressed as a positive or negative percentage

Trade date:

Original issue date (settlement date) (to be set on the trade date):  expected to be the fifth scheduled business day after the trade date

Determination date (to be set on the trade date):  a specified date that is expected to be between 18 and 21 months after the trade date, subject to adjustment as described under “Supplemental Terms of the Notes — Determination Date” on page S-15 of the accompanying currency terms supplement no. 1,736

Stated maturity date (to be set on the trade date):  a specified date that is expected to be the third scheduled business day after the determination date, subject to adjustment as described under “Supplemental Terms of the Notes — Stated Maturity Date” on page S-14 of the accompanying currency terms supplement no. 1,736

Business day:  as described under “Supplemental Terms of the Notes — Special Calculation Provisions — Business Day” on page S-28 in the accompanying currency terms supplement no. 1,736

No interest:  the notes will not bear interest

No listing:  the notes will not be listed on any securities exchange or interdealer market quotation system

No redemption:  the notes will not be subject to any redemption right

Use of proceeds and hedging:  as described under “Use of Proceeds” and “Hedging” on page S-34 of the accompanying currency terms supplement no. 1,736

ERISA:  as described under “Employee Retirement Income Security Act” on page S-44 of the accompanying currency terms supplement no. 1,736

Supplemental plan of distribution; conflicts of interest:  as described under “Supplemental Plan of Distribution” on page S-45 of the accompanying currency terms supplement no. 1,736 and “Plan of Distribution— Conflicts of Interest” on page 94 of the accompanying prospectus; GS Finance Corp.

estimates that its share of the total offering expenses, excluding underwriting discounts and commissions, will be approximately $      .

GS Finance Corp. will sell to Goldman Sachs & Co. LLC (“GS&Co.”), and GS&Co. will purchase from GS Finance Corp., the aggregate face amount of the offered notes specified on the front cover of this pricing supplement.  GS&Co. proposes initially to offer the notes to the public at the original issue price set forth on the cover page of this pricing supplement. The underwriting discount set forth on the cover page of this pricing supplement per $1,000 face amount is comprised of $      of underwriting fees and $      of selling commission.

We expect to deliver the notes against payment therefor in New York, New York on        , 2017, which is expected to be the fifth scheduled business day following the date of this pricing supplement and of the pricing of the notes.  Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes on any date prior to two business days before delivery will be required, by virtue of the fact that the notes are expected to settle in five business days (T + 5), to specify alternative settlement arrangements to prevent a failed settlement.

We have been advised by GS&Co. that it intends to make a market in the notes. However, neither GS&Co. nor any of our other affiliates that makes a market is obligated to do so and any of them may stop doing so at any time without notice. No assurance can be given as to the liquidity or trading market for the notes.

Calculation agent:  GS&Co.

CUSIP no.:

ISIN no.:

FDIC:  the notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank

HYPOTHETICAL EXAMPLES

The following examples are provided for purposes of illustration only. They should not be taken as an indication or prediction of future investment results and are intended merely to illustrate the impact that various hypothetical final basket levels or hypothetical final exchange rates on the determination date could have on the cash settlement amount, assuming all other variables remain constant.

The examples below are based on a range of final basket levels and final exchange rates that are entirely hypothetical; no one can predict what the final basket level will be on the determination date. The basket exchange rates have been highly volatile in the past — meaning that the basket exchange rates have changed substantially in relatively short periods — and their performance cannot be predicted for any future period. The final basket level can appreciate or depreciate due to changes in any of the basket exchange rates.

Any rate of return you may earn on an investment in the notes may be lower than that which you could earn on a comparable investment directly in the applicable currencies.

The information in the following examples reflects hypothetical rates of return on the offered notes assuming that they are purchased on the original issue date at the face amount and held to the stated maturity date.  If you sell your notes in a secondary market prior to the stated maturity date, your return will depend upon the market value of your notes at the time of sale, which may be affected by a number of factors that are not reflected in the examples below such as interest rates, the volatility of the basket exchange rates, the creditworthiness of GS Finance Corp., as issuer, and the creditworthiness of The Goldman Sachs Group, Inc., as guarantor. In addition, the estimated value of your notes at the time the terms of your notes are set on the trade date (as determined by reference to pricing models used by GS&Co.) is less than the original issue price of your notes. For more information on the estimated value of your notes, see “Additional Risk Factors Specific to Your Notes — The Estimated Value of Your Notes At the Time the Terms of Your Notes Are Set On the Trade Date (as Determined By Reference to Pricing Models Used By GS&Co.) Is Less Than the Original Issue Price Of Your Notes” on page PS-14 of this pricing supplement. The information in the examples also reflects the key terms and assumptions in the box below.

Key Terms and Assumptions
Face amount per note	$1,000

Initial basket level	100

Threshold level	100% of the initial basket level

Threshold settlement amount	$1,108.3

Buffer level	80% of the initial basket level

Buffer amount	20%

Buffer rate	125%

Notes purchased on the original issue date at the face amount and held to the stated maturity date
The determination date is a fixing day for each basket exchange rate

Moreover, we have not yet determined the initial exchange rates that will serve as the baseline for determining the basket return and the amount we will pay on your notes at maturity. We will not do so until the trade date. As a result, the initial exchange rates may differ substantially from the exchange rates prior to the trade date.

For these reasons, the actual performance of the basket exchange rates over the life of the offered notes, as well as the cash settlement amount at maturity, may bear little relation to the hypothetical examples shown below or to the historical levels of the basket exchange rates shown elsewhere in this pricing supplement. For information about the basket exchange rates during recent periods, see “The

Basket Exchange Rates — Historical Exchange Rates” on page PS-20. Before investing in the offered notes, you should consult publicly available information to determine the basket exchange rates between the date of this pricing supplement and the date of your purchase of the offered notes.

Also, the examples below do not take into account the effects of applicable taxes. Because of the U.S. tax treatment applicable to your notes, tax liabilities could affect the after-tax rate of return on your notes to a comparatively greater extent than the after-tax return on the applicable currencies.

The levels in the left column of the following table represent hypothetical final basket levels and are expressed as percentages of the initial basket level. The amounts in the right column represent the hypothetical cash settlement amounts, based on the corresponding hypothetical final basket level (expressed as a percentage of the initial basket level), and are expressed as percentages of the face amount of a note (rounded to the nearest one-hundredth of one percent). Thus, a hypothetical cash settlement amount of 100.00% means that the value of the cash payment that we would deliver for each $1,000 of the outstanding face amount of the offered notes on the stated maturity date would equal 100.00% of the face amount of a note, based on the corresponding hypothetical final basket level (expressed as a percentage of the initial basket level) and the assumptions noted above.

Hypothetical Final Basket Level	Hypothetical Cash Settlement Amount
(as Percentage of Initial Basket Level)	(as Percentage of Face Amount)

200.00%	200.00%
150.00%	150.00%
125.00%	125.00%
120.00%	120.00%
110.83%	110.83%
110.00%	110.83%
105.00%	110.83%
100.00%	110.83%
90.00%	100.00%
85.00%	100.00%
80.00%	100.00%
75.00%	93.75%
50.00%	62.50%
25.00%	31.25%
10.00%	12.50%
0.00%	0.00%

If, for example, the final basket level was determined to be 25.00% of the initial basket level, the cash settlement amount that we would deliver to you at maturity would be 31.25% of the face amount of your notes, as shown in the table above. As a result, if you purchased your notes on the original issue date and held them to the stated maturity date, you would lose 68.75% of your investment (if you purchased your notes at a premium to face amount you would lose a correspondingly higher percentage of your investment).

The following chart shows a graphical illustration of the hypothetical cash settlement amounts that we would deliver to the holder of the notes on the stated maturity date, if the final basket level was any of the hypothetical levels shown on the horizontal axis. The hypothetical cash settlement amounts in the chart are expressed as percentages of the face amount of your notes and the hypothetical final basket levels are expressed as percentages of the initial basket level. The chart shows that any hypothetical final basket level of less than 80.00% (the section left of the 80.00% marker on the horizontal axis) would result in a hypothetical cash settlement amount of less than 100.00% of the face amount of your notes (the section below the 100.00% marker on the vertical axis) and, accordingly, in a loss of principal to the holder of the notes.

The following examples illustrate the hypothetical cash settlement amount at maturity for each note based on hypothetical final exchange rates for each basket exchange rate, calculated based on the key terms and assumptions above. The levels in Column A represent hypothetical initial exchange rates for each basket exchange rate, and the levels in Column B represent hypothetical final exchange rates for each basket exchange rate. The percentages in Column C represent hypothetical currency returns for each basket exchange rate. The amounts in Column D represent the applicable basket weighting for each basket exchange rate, and the amounts in Column E represent the products of the percentages in Column C times the corresponding amounts in Column D.

The final basket level for each example is shown beneath each example, and will equal the sum of (i) 100 plus (ii) 100 times the sum of the products of, for each basket exchange rate, (a) the applicable currency return times (b) the applicable basket weighting. The basket return for each example is shown beneath the final basket level for such example, and will equal the quotient of (i) the final basket level for such example minus the initial basket level divided by (ii) the initial basket level, expressed as a percentage. The values below have been rounded for ease of analysis.

Example 1: The final basket level is greater than the threshold level. The cash settlement amount is greater than the threshold settlement amount.

	Column A	Column B	Column C	Column D	Column E

Basket Exchange Rate	Hypothetical Initial Exchange Rate	Hypothetical Final Exchange Rate	Hypothetical Currency Return	Basket Weighting	Column C x Column D
MXNUSD	0.05645	0.0762075	35%	33 1/3%	0.1167
ZARUSD	0.077412	0.1045062	35%	33 1/3%	0.1167
TRYUSD	0.29336	0.396036	35%	33 1/3%	0.1167

				Final Basket Level:	135
				Basket Return:	35%

In this example, all of the hypothetical final exchange rates for the basket exchange rates are greater than the applicable hypothetical initial exchange rates, which results in the hypothetical final basket level being greater than the threshold level. Since the hypothetical final basket level was determined to be 135, the hypothetical cash settlement amount that we would deliver on your notes at maturity would be greater than the hypothetical threshold settlement amount of $1,108.3 for each $1,000 face amount of your notes (i.e., 110.83% of each $1,000 face amount of your notes) and equal $1,350 for each $1,000 face amount of your notes (i.e., 135% of each $1,000 face amount of your notes).

Example 2: The final basket level is greater than the threshold level. The cash settlement amount is equal to the threshold settlement amount.

	Column A	Column B	Column C	Column D	Column E

Basket Exchange Rate	Hypothetical Initial Exchange Rate	Hypothetical Final Exchange Rate	Hypothetical Currency Return	Basket Weighting	Column C x Column D
MXNUSD	0.05645	0.0649175	15%	33 1/3%	0.05
ZARUSD	0.077412	0.077412	0%	33 1/3%	0
TRYUSD	0.29336	0.308028	5%	33 1/3%	0.02

				Final Basket Level:	106.67
				Basket Return:	6.67%

In this example, the hypothetical final exchange rates for the MXNUSD and the TRYUSD are greater than the applicable hypothetical initial exchange rates, while the hypothetical final exchange rate for the ZARUSD is equal to its hypothetical initial exchange rate.  This results in the hypothetical final basket level being greater than the threshold level. Since the hypothetical final basket level was determined to be 106.67 (which would have resulted in a payment of less than the threshold settlement amount if the cash settlement amount formula did not include a threshold settlement amount), the hypothetical cash settlement amount that we would deliver on your notes at maturity would equal the threshold settlement amount of $1,108.3 for each $1,000 face amount of your notes (i.e., 110.83% of each $1,000 face amount of your notes).

Example 3: The final basket level is less than the threshold level, but greater than the buffer level. The cash settlement amount equals the $1,000 face amount.

	Column A	Column B	Column C	Column D	Column E

Basket Exchange Rate	Hypothetical Initial Exchange Rate	Hypothetical Final Exchange Rate	Hypothetical Currency Return	Basket Weighting	Column C x Column D
MXNUSD	0.05645	0.03387	-40%	33 1/3%	-0.13
ZARUSD	0.077412	0.1006356	30%	33 1/3%	0.10
TRYUSD	0.29336	0.190684	-35%	33 1/3%	-0.12

				Final Basket Level:	85.00
				Basket Return:	-15.00%

In this example, the hypothetical final exchange rate of the ZARUSD is greater than its hypothetical initial exchange rate, while the hypothetical final exchange rates of the MXNUSD and the TRYUSD are less than the applicable hypothetical initial exchange rates. This results in the hypothetical final basket level being less than the threshold level. Since the hypothetical final basket level is less than the threshold level, but greater than the buffer level, the hypothetical cash settlement amount for each $1,000 face amount of your notes will equal the face amount of the note, or $1,000.

Example 4: The final basket level is less than the buffer level. The cash settlement amount is less than the $1,000 face amount.

	Column A	Column B	Column C	Column D	Column E

Basket Exchange Rate	Hypothetical Initial Exchange Rate	Hypothetical Final Exchange Rate	Hypothetical Currency Return	Basket Weighting	Column C x Column D
MXNUSD	0.05645	0.028225	-50%	33 1/3%	-0.1666
ZARUSD	0.077412	0.096765	25%	33 1/3%	0.0833
TRYUSD	0.29336	0.161348	-45%	33 1/3%	-0.1500

				Final Basket Level:	76.6667
				Basket Return:	-23.3333%

In this example, the hypothetical final exchange rate of the ZARUSD is greater than its hypothetical initial exchange rate, while the hypothetical final exchange rates of the MXNUSD and the TRYUSD are less than the applicable hypothetical initial exchange rates. This results in the hypothetical final basket level being less than the buffer level. Since the hypothetical final basket level is less than the buffer level, the hypothetical cash settlement amount for each $1,000 face amount of your notes will equal:

Cash settlement amount = $1,000 + ($1,000 × 125% × (-23.3333% + 20%)) = $958.33

Example 5: The final basket level is less than the buffer level. The cash settlement amount is less than the $1,000 face amount.

	Column A	Column B	Column C	Column D	Column E

Basket Exchange Rate	Hypothetical Initial Exchange Rate	Hypothetical Final Exchange Rate	Hypothetical Currency Return	Basket Weighting	Column C x Column D
MXNUSD	0.05645	0.028225	-50%	33 1/3%	-0.17
ZARUSD	0.077412	0.058059	-25%	33 1/3%	-0.08
TRYUSD	0.29336	0.161348	-45%	33 1/3%	-0.15

				Final Basket Level:	60
				Basket Return:	-40%

In this example, the hypothetical final exchange rates for the basket exchange rates are less than the applicable hypothetical initial exchange rates. This results in the hypothetical final basket level being less than the buffer level. Since the hypothetical final basket level is less than the buffer level, the hypothetical cash settlement amount for each $1,000 face amount of your notes will equal:

Cash settlement amount = $1,000 + ($1,000 × 125% × (-40% + 20%)) = $750

The cash settlement amounts shown above are entirely hypothetical; they are based on basket exchange rates that may not be achieved on the determination date and on assumptions that may prove to be erroneous.  The actual market value of your notes on the stated maturity date or at any other time, including any time you may wish to sell your notes, may bear little relation to the hypothetical cash settlement amounts shown above, and these amounts should not be viewed as an indication of the financial return on an investment in the offered notes.  The hypothetical cash settlement amounts on notes held to the stated maturity date in the examples above assume you purchased your notes at their face amount and have not been adjusted to reflect the actual issue price you pay for your notes. The return on your investment (whether positive or negative) in your notes will be affected by the amount you pay for your notes. If you purchase your notes for a price other than the face amount, the return on your investment will differ from, and may be significantly lower than, the hypothetical returns suggested by the above examples. Please read “Additional Risk Factors Specific to the Notes — The Market Value of Your Notes May Be Influenced by Many Unpredictable Factors” on page S-10 of the accompanying currency terms supplement no. 1,736.

Payments on the notes are economically equivalent to the amounts that would be paid on a combination of other instruments. For example, payments on the notes are economically equivalent to a combination of an interest-bearing bond bought by the holder and one or more options entered into between the holder and us (with one or more implicit option premiums paid over time). The discussion in this paragraph does not modify or affect the terms of the notes or the U.S. federal income tax treatment of the notes, as described elsewhere in this pricing supplement.

We cannot predict the actual basket return or what the market value of your notes will be on any given day, nor can we predict the relationship between the basket level and the market value of your notes at any time prior to the stated maturity date. The actual amount that a holder of the offered notes will receive on the stated maturity date and the total rate of return on the offered notes will depend on the actual initial exchange rates and threshold settlement amount, which we will set on the trade date, and on the actual basket return determined by the calculation agent as described above.  Moreover, the assumptions on which the hypothetical examples are based may turn out to be inaccurate. Consequently, the amount of cash to be paid in respect of your note on the stated maturity date may be very different from the information reflected in the examples above.

ADDITIONAL RISK FACTORS SPECIFIC TO YOUR NOTES

An investment in your notes is subject to the risks described below, as well as the risks and considerations described in the accompanying prospectus, in the accompanying prospectus supplement and under “Additional Risk Factors Specific to the Notes” in the accompanying currency terms supplement no. 1,736. You should carefully review these risks and considerations as well as the terms of the notes described herein and in the accompanying prospectus, the accompanying prospectus supplement and the accompanying currency terms supplement no. 1,736. Your notes are a riskier investment than ordinary debt securities. Also, your notes are not equivalent to investing directly in the basket exchange rates or applicable currencies. You should carefully consider whether the offered notes are suited to your particular circumstances.

The Estimated Value of Your Notes At the Time the Terms of Your Notes Are Set On the Trade Date (as Determined By Reference to Pricing Models Used By GS&Co.) Is Less Than the Original Issue Price Of Your Notes

The original issue price for your notes exceeds the estimated value of your notes as of the time the terms of your notes are set on the trade date, as determined by reference to GS&Co.’s pricing models and taking into account our credit spreads. Such estimated value on the trade date is set forth above under “Estimated Value of Your Notes”; after the trade date, the estimated value as determined by reference to these models will be affected by changes in market conditions, the creditworthiness of GS Finance Corp., as issuer, the creditworthiness of The Goldman Sachs Group, Inc., as guarantor, and other relevant factors. The price at which GS&Co. would initially buy or sell your notes (if GS&Co. makes a market, which it is not obligated to do), and the value that GS&Co. will initially use for account statements and otherwise, also exceeds the estimated value of your notes as determined by reference to these models. As agreed by GS&Co. and the distribution participants, this excess (i.e., the additional amount described under “Estimated Value of Your Notes”) will decline to zero on a straight line basis over the period from the date hereof through the applicable date set forth above under “Estimated Value of Your Notes”. Thereafter, if GS&Co. buys or sells your notes it will do so at prices that reflect the estimated value determined by reference to such pricing models at that time. The price at which GS&Co. will buy or sell your notes at any time also will reflect its then current bid and ask spread for similar sized trades of structured notes.

In estimating the value of your notes as of the time the terms of your notes are set on the trade date, as disclosed above under “Estimated Value of Your Notes”, GS&Co.’s pricing models consider certain variables, including principally our credit spreads, interest rates (forecasted, current and historical rates), volatility, price-sensitivity analysis and the time to maturity of the notes. These pricing models are proprietary and rely in part on certain assumptions about future events, which may prove to be incorrect. As a result, the actual value you would receive if you sold your notes in the secondary market, if any, to others may differ, perhaps materially, from the estimated value of your notes determined by reference to our models due to, among other things, any differences in pricing models or assumptions used by others. See “Additional Risk Factors Specific to the Notes — The Market Value of Your Notes May Be Influenced by Many Unpredictable Factors” on page S-10 of the accompanying currency terms supplement no. 1,736.

The difference between the estimated value of your notes as of the time the terms of your notes are set on the trade date and the original issue price is a result of certain factors, including principally the underwriting discount and commissions, the expenses incurred in creating, documenting and marketing the notes, and an estimate of the difference between the amounts we pay to GS&Co. and the amounts GS&Co. pays to us in connection with your notes. We pay to GS&Co. amounts based on what we would pay to holders of a non-structured note with a similar maturity. In return for such payment, GS&Co. pays to us the amounts we owe under your notes.

In addition to the factors discussed above, the value and quoted price of your notes at any time will reflect many factors and cannot be predicted. If GS&Co. makes a market in the notes, the price quoted by GS&Co. would reflect any changes in market conditions and other relevant factors, including any deterioration in our creditworthiness or perceived creditworthiness or the creditworthiness or perceived creditworthiness of The Goldman Sachs Group, Inc. These changes may adversely affect the value of your notes, including the price you may receive for your notes in any market making transaction. To the extent that GS&Co. makes a market in the notes, the quoted price will reflect the estimated value determined by reference to GS&Co.’s pricing models at that time, plus or minus its then current bid and ask spread for similar sized trades of structured notes (and subject to the declining excess amount described above).

Furthermore, if you sell your notes, you will likely be charged a commission for secondary market transactions, or the price will likely reflect a dealer discount. This commission or discount will further reduce the proceeds you would receive for your notes in a secondary market sale.

There is no assurance that GS&Co. or any other party will be willing to purchase your notes at any price and, in this regard, GS&Co. is not obligated to make a market in the notes. See “Additional Risk Factors Specific to the Notes — Your Notes May Not Have an Active Trading Market” on page S-11 of the accompanying currency terms supplement no. 1,736.

The Notes Are Subject to the Credit Risk of the Issuer and the Guarantor

Although the return on the notes will be based on the performance of the basket, the payment of any amount due on the notes is subject to the credit risk of GS Finance Corp., as issuer of the notes, and the credit risk of The Goldman Sachs Group, Inc., as guarantor of the notes. The notes are our unsecured obligations. Investors are dependent on our ability to pay all amounts due on the notes, and therefore investors are subject to our credit risk and to changes in the market’s view of our creditworthiness. Similarly, investors are dependent on the ability of The Goldman Sachs Group, Inc., as guarantor of the notes, to pay all amounts due on the notes, and therefore are also subject to its credit risk and to changes in the market’s view of its creditworthiness. See “Description of the Notes We May Offer — Information About Our Medium-Term Notes, Series E Program — How the Notes Rank Against Other Debt” on page S-4 of the accompanying prospectus supplement and “Description of Debt Securities We May Offer — Guarantee by The Goldman Sachs Group, Inc.” on page 42 of the accompanying prospectus.

You May Lose Your Entire Investment in the Notes

You can lose your entire investment in the notes. The cash payment on your notes, if any, on the stated maturity date will be based on the performance of the basket as measured from the initial basket level of 100 to the final basket level on the determination date. If the final basket level is less than the buffer level, you will have a loss for each $1,000 of the face amount of your notes equal to the product of (i) the buffer rate times (ii) the sum of the basket return plus the buffer amount times (iii) $1,000. Thus, you may lose your entire investment in the notes, which would include any premium to face amount you paid when you purchased the notes.

Also, the market price of your notes prior to the stated maturity date may be significantly lower than the purchase price you pay for your notes.  Consequently, if you sell your notes before the stated maturity date, you may receive far less than the amount of your investment in the notes.

Your Notes Will Not Bear Interest

You will not receive any interest payments on your notes. Unless the cash settlement amount on your notes on the stated maturity date substantially exceeds the amount you paid for your notes, the overall return you earn on your notes may be less than you would have earned by investing in a non-indexed debt security of comparable maturity that bears interest at a prevailing market rate.

An Increase in One Basket Exchange Rate May Offset Decreases in Other Basket Exchange Rates Over the Life of the Notes

A decrease in one basket exchange rate (i.e., fewer dollars are needed to purchase one unit of the applicable foreign currency on the determination date than on the trade date) may offset increases in one or more other basket exchange rates (i.e., more dollars are needed to purchase one unit of any such foreign currency on the determination date than on the trade date). As a result, even if one or more basket exchange rates have increased over the term of your notes, you may lose a significant amount of your investment if some or all of the other basket exchange rates decrease.

The Cash Settlement Amount on Your Notes Will Not Be Affected by the Basket Level on Any Date Other Than the Determination Date

The cash settlement amount will be based on the final basket level on the determination date.  Although the actual basket level on the stated maturity date or at other times during the life of your notes may be lower than the final basket level, you will not benefit from the basket level at any time other than on the determination date.

If You Calculate the Return on Your Notes Using the USDMXN, USDZAR and USDTRY Exchange Rates, the Return on Your Notes May be Materially Different From the Results Obtained Using the MXNUSD, ZARUSD and TRYUSD Exchange Rates

The amount that you will be paid on your notes on the stated maturity date will be based on the performance of the MXNUSD, ZARUSD and TRYUSD exchange rates, as measured by the basket return formula, from the trade date to and including the determination date.  Each basket exchange rate is expressed as the amount of U.S. dollars needed to purchase one unit of the applicable foreign currency. If you calculate the return on your notes using the USDMXN, USDZAR and USDTRY exchange rates instead, the return on your notes may be materially different from the results obtained using the MXNUSD, ZARUSD and TRYUSD exchange rates.  For example, assuming a hypothetical initial MXNUSD exchange rate of 0.057 (i.e., 0.057 U.S. dollars are needed to buy one Mexican peso), if the hypothetical final MXNUSD exchange rate decreases to 0.04275 (i.e., 0.04275 U.S. dollars are needed to buy one Mexican peso), then the currency return would be -25%.  If the equivalent exchange rate were instead presented in terms of USDMXN, then the hypothetical initial USDMXN exchange rate would be approximately 17.5439 and the hypothetical final USDMXN exchange rate would be approximately 23.3918 and the currency return would be approximately 33.33%.

Intervention in the Foreign Currency Exchange Markets by the Countries Issuing the Currencies to Which Your Notes Are Linked Could Materially and Adversely Affect the Value of Your Notes

Currency exchange rates are volatile and are affected by numerous factors specific to each foreign country. Foreign currency exchange rates can be fixed by the sovereign government, allowed to float within a range of exchange rates set by the government, or left to float freely. Governments, including those issuing the currencies to which your notes are linked use a variety of techniques, such as intervention by their central bank or imposition of regulatory controls or taxes, to affect the exchange rates of their respective currencies. Currency developments may occur in any of the countries issuing a currency to which your notes are linked. For example, the South African government has placed restrictions on the amount of rand that can be transferred into and out of the country. These currency developments may impact foreign currency exchange rates in ways that cannot be predicted.

Governments may also issue a new currency to replace an existing currency, fix the exchange rate or alter the exchange rate or relative exchange characteristics by devaluation or revaluation of a currency. Thus, a special risk in purchasing the offered notes is that their liquidity, trading value and any payment thereon could be affected by the actions of sovereign governments that could change or interfere with previously freely determined currency valuations, fluctuations in response to other market forces and the movement of currencies across borders.

The calculation agent is not obligated to make any offsetting adjustment or change made during the life of your notes in the event that any basket exchange rate should become fixed or that a band limiting the float of any currency to which your notes are linked should be put into place. Nor will the calculation agent be obligated to make any offsetting adjustment or change in the event of any other devaluation or revaluation, imposition of exchange or other regulatory controls or taxes, or other developments affecting the currencies to which your notes are linked or any other currency.

A weakening or strengthening (as applicable) in any exchange rate as a result of any intervention by sovereign governments may have a material adverse effect on the value of your notes and the return on an investment in your notes.

We May Sell an Additional Aggregate Face Amount of the Notes at a Different Issue Price

At our sole option, we may decide to sell an additional aggregate face amount of the notes subsequent to the date of this pricing supplement. The issue price of the notes in the subsequent sale may differ substantially (higher or lower) from the issue price you paid as provided on the cover of this pricing supplement.

If You Purchase Your Notes at a Premium to Face Amount, the Return on Your Investment Will Be Lower Than the Return on Notes Purchased at Face Amount and the Impact of Certain Key Terms of the Notes Will Be Negatively Affected

The cash settlement amount you will be paid for your notes on the stated maturity date will not be adjusted based on the issue price you pay for the notes.  If you purchase notes at a price that differs from the face amount of the notes, then the return on your investment in such notes held to the stated maturity date will differ from, and may be substantially less than, the return on notes purchased at face amount.  If you purchase your notes at a premium to face amount and hold them to the stated maturity date the return on your investment in the notes will be lower than it would have been had you purchased the notes at face amount or a discount to face amount.  In addition, the impact of the buffer level on the return on your investment will depend upon the price you pay for your notes relative to the face amount. For example, the buffer level, while still providing some protection for the return on the notes, will allow a greater percentage decrease in your investment in the notes than would have been the case for notes purchased at face amount or a discount to face amount.

The Tax Consequences of an Investment in Your Notes Are Uncertain

The tax consequences of an investment in your notes are uncertain, both as to the timing and character of any inclusion in income in respect of your notes.  Pursuant to the terms of the notes, GS Finance Corp. and you agree (in the absence of a change in law, an administrative guidance or a judicial ruling to the contrary) to characterize your notes for all tax purposes as pre-paid derivative contracts in respect of the basket exchange rates. If your notes are so treated, you should generally recognize gain or loss upon the sale, exchange or maturity of your notes in an amount equal to the difference between the amount you receive upon the sale or exchange of your notes or on the stated maturity date and the amount you paid for your notes. Such gain or loss should generally be exchange gain or loss that is taxable as ordinary income or loss to the extent such gain or loss is attributable to changes in the value of the exchange rate. As discussed under “Supplemental Discussion of Federal Income Tax Consequences” on page S-35 of the accompanying currency terms supplement no. 1,736, we believe that it would be reasonable for you to take the position that you are eligible to make an election with respect to the notes under which any gain or loss that you recognize with respect to the notes would be capital gain or loss.  However, there is a risk that the Internal Revenue Service might assert that you may not make such an election for your notes, in which case the Internal Revenue Service may treat such gain as ordinary income. Please see more detailed discussion regarding the election in “Supplemental Discussion of Federal Income Tax Consequences” on page S-35 of the accompanying currency terms supplement no. 1,736 including a discussion of the procedures for making the election.  Any gain or loss that is not attributable to changes in the value of the basket exchange rates should be capital gain or loss, irrespective of whether you made such election.

In addition, the Internal Revenue Service announced on December 7, 2007 that it is considering issuing guidance regarding the proper U.S. federal income tax treatment of an instrument such as your notes, and any such guidance could adversely affect the tax treatment and the value of your notes. Among other things, the Internal Revenue Service may decide to require the holders to accrue ordinary income on a current basis and recognize ordinary income on payment at maturity, and could subject non-U.S. investors to withholding tax. Furthermore, in 2007, legislation was introduced in Congress that, if enacted, would have required holders that acquired instruments such as your notes after the bill was enacted to accrue interest income over the term of such instruments even though there will be no interest payments over the term of such instruments. It is not possible to predict whether a similar or identical bill will be enacted in the future, or whether any such bill would affect the tax treatment of your notes. We describe these developments in more detail under “Supplemental Discussion of Federal Income Tax Consequences” on page S-35 of the accompanying currency terms supplement no. 1,736. You should consult your tax advisor about this matter. Except to the extent otherwise provided by law, GS Finance

Corp. intends to continue treating the notes for U.S. federal income tax purposes in accordance with the treatment described under “Supplemental Discussion of Federal Income Tax Consequences” on page S-35 of the accompanying currency terms supplement no. 1,736 unless and until such time as Congress, the Treasury Department or the Internal Revenue Service determine that some other treatment is more appropriate.

Foreign Account Tax Compliance Act (FATCA) Withholding May Apply to Payments on Your Notes, Including as a Result of the Failure of the Bank or Broker Through Which You Hold the Notes to Provide Information to Tax Authorities

Please see the discussion under “United States Taxation — Taxation of Debt Securities — Foreign Account Tax Compliance Act (FATCA) Withholding” in the accompanying prospectus for a description of the applicability of FATCA to payments made on your notes.

THE BASKET EXCHANGE RATES

We have derived all information regarding each of the basket exchange rates contained in this pricing supplement from publicly available information, without independent verification.

Historical Basket Return Example

The following chart is based on the basket return for the period from September 13, 2007 through September 13, 2017 of a basket which is weighted as described above on PS-5 and does not take into account any taxes you may owe as a result of owning your notes. No one can predict what the final exchange rates will be on the determination date.  The basket return can appreciate or depreciate due to changes in the basket exchange rates.

We have assumed that the notes are purchased on the original issue date and held until the stated maturity date. If you sell your notes before the stated maturity date, your return will depend upon the market value of your notes at the time of sale, which may be affected by a number of factors that are not reflected in the example below. Some of these factors are explained in more detail in this pricing supplement.

For these reasons, the actual performance of the basket over the life of the offered notes, as well as the cash settlement amount at maturity may bear little relation to the historical basket returns in the example shown below. The historical information about the applicable currencies during recent periods is set forth below.

The chart below assumes that there is no change in, or affecting, the basket exchange rates or the method by which the calculation agent calculates the basket returns.

Historical Basket Exchange Rates

The respective basket exchange rates have fluctuated in the past and may, in the future, experience significant fluctuations. Any historical upward or downward trend in any of the basket exchange rates during any period shown below is not an indication that such basket exchange rates are more or less likely to increase or decrease at any time during the life of your notes. You should not take the historical levels of the basket as an indication of the future performance of the basket. We cannot give you any assurance that the future performance of any basket exchange rate will result in your receiving an amount greater than the outstanding face amount of your notes on the stated maturity date.

Neither we nor any of our affiliates makes any representation to you as to the performance of the basket exchange rates. The actual performance of the basket exchange rates over the life of the offered notes, as well as the cash settlement amount at maturity may bear little relation to the historical exchange rates shown below.

The following graphs show the daily historical basket exchange rates from September 13, 2007 through September 13, 2017. The daily historical basket exchange rates are published by WM Company and displayed on the relevant source specified in “Summary Information — Key Terms — Relevant Source” on page PS-4 of this pricing supplement for such periods, rounded to four decimal places. We obtained the information in the graphs below from WM Company without independent verification. The historical basket exchange rates and historical basket exchange rate performances set forth below should not be taken as an indication of future performance. We cannot give you any assurance that the final exchange rate for any basket exchange rate will be greater than or equal to the initial exchange rate for such basket exchange rate or that the cash settlement amount at maturity will be greater than the face amount of your notes.

We have not authorized anyone to provide any information or to make any representations other than those contained or incorporated by reference in this pricing supplement, the accompanying currency terms supplement no. 1,736, the accompanying prospectus supplement or the accompanying prospectus.  We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you.  This pricing supplement, the accompanying currency terms supplement no. 1,736, the accompanying prospectus supplement and the accompanying prospectus is an offer to sell only the notes offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so.  The information contained in this pricing supplement, the accompanying currency terms supplement no. 1,736, the accompanying prospectus supplement and the accompanying prospectus is current only as of the respective dates of such documents.

Pricing Supplement

		$ GS Finance Corp. Buffered Digital Currency-Linked Notes due guaranteed by The Goldman Sachs Group, Inc. Goldman Sachs & Co. LLC
Summary Information	PS-3
Hypothetical Examples	PS-7
Additional Risk Factors Specific to Your Notes	PS-13
The Basket Exchange Rates	PS-18

Currency Terms Supplement No. 1,736 dated July 10, 2017

Additional Risk Factors Specific to the Notes	S-4
Supplemental Terms of the Notes	S-14
Use of Proceeds	S-34
Hedging	S-34
Supplemental Discussion of Federal Income Tax Consequences	S-35
Employee Retirement Income Security Act	S-44
Supplemental Plan of Distribution	S-45
Conflicts of Interest	S-48

Prospectus Supplement dated July 10, 2017

Use of Proceeds	S-2
Description of Notes We May Offer	S-3
Considerations Relating to Indexed Notes	S-15
United States Taxation	S-18
Employee Retirement Income Security Act	S-19
Supplemental Plan of Distribution	S-20
Validity of the Notes and Guarantees	S-21

Prospectus dated July 10, 2017

Available Information	2
Prospectus Summary	4
Risks Relating to Regulatory Resolution Strategies and Long-Term Debt Securities	8
Use of Proceeds	11
Description of Debt Securities We May Offer	12
Description of Warrants We May Offer	45
Description of Units We May Offer	60
GS Finance Corp.	65
Legal Ownership and Book-Entry Issuance	67
Considerations Relating to Floating Rate Debt Securities	72
Considerations Relating to Indexed Securities	73
Considerations Relating to Securities Denominated or Payable in or Linked to a Non-U.S. Dollar Currency	74
United States Taxation	77
Plan of Distribution	92
Conflicts of Interest	94
Employee Retirement Income Security Act	95
Validity of the Securities	95
Experts	96
Review of Unaudited Condensed Consolidated Financial Statements by Independent Registered Public Accounting Firm	96
Cautionary Statement Pursuant to the Private Securities Litigation Reform Act of 1995	96